Filed Pursuant to Rule 433

Registration No. 333-226056

and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

March 6, 2019

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	Series N Junior Subordinated Debentures due March 1, 2079

Registration Format:	SEC Registered

Principal Amount:	$600,000,000

Over-allotment Option:	Underwriters’ option to purchase, and settle concurrently on the Settlement Date set forth below, up to an additional $90,000,000 principal amount of the Series N Junior Subordinated Debentures due March 1, 2079 from the Issuer, at the Purchase Prices set forth below.

Date of Maturity:	March 1, 2079

Interest Payment Dates:	Quarterly in arrears on March 1, June 1, September 1 and December 1 beginning June 1, 2019

Coupon Rate:	5.650%

Optional Deferral:	Maximum of 10 consecutive years per deferral

Price to Public:	$25.00 per security

Purchase Price:	$24.2125 per security
$24.50 per security (for sales to institutions)

Trade Date:	March 6, 2019

Settlement Date:*	March 15, 2019

Listing:	Intend to apply to list on NYSE; if approved for listing, trading expected to begin within 30 days of issuance.

Optional Redemption:	Redeemable at any time on or after June 15, 2024 at 100% of the principal amount plus any accrued and unpaid interest.

Call for Tax Event:	Prior to June 15, 2024, at any time at 100% of the principal amount plus any accrued and unpaid interest.

Call for Rating Agency Event:	Prior to June 15, 2024, at any time at 102% of the principal amount plus any accrued and unpaid interest.

CUSIP / ISIN Number:	65339K 860/ US65339K8606

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa2” (stable)
S&P Global Ratings	“BBB” (stable)
Fitch Ratings	“BBB” (stable)

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

*  It is expected that delivery of the Junior Subordinated Debentures will be made against payment therefor on or about March 15, 2019, which will be the seventh business day following the date of pricing of the Junior Subordinated Debentures.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, by virtue of the fact that the Junior Subordinated Debentures initially will settle in T+7, purchasers who wish to trade the Junior Subordinated Debentures on the date of pricing of the Junior Subordinated Debentures or on the next four succeeding business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

** A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Rating Agency Event” and “Tax Event” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated March 6, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322; Morgan Stanley & Co. LLC toll free at 1-800-584-6837; UBS Securities LLC toll free at 1-888-827-7275; or Wells Fargo Securities, LLC toll free at 1-800-645-3751.